WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284
e-mail: wmslaw@tampabay.rr.com

September 15, 2004

Ms. Rebekah Toton
Mr. Jeffrey Werbitt
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

    Re: Stock Market Solutions, Inc.
       Preliminary Schedule 14A

Dear Ms. Toton and Mr. Werbitt:

In response to your oral comments today concerning the above, please be advised as follows:

- We have revised the proxy card as discussed.
- Although the attached fax is many pages, the basic change is to change the term "written consent" to "proxy for written consent" throughout the 14A and the proxy card.
- Please note the description of Nevada law on page 3.
- Please note the added procedural Q/A on page 10.

We appreciate your offer of prompt review and look forward to hearing from you as soon as possible.

Sincerely,



Michael T. Williams, Esq.

SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN REQUEST FOR PROXIES
SCHEDULE 14A INFORMATION

REQUEST FOR PROXIES PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.)

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[] Preliminary Request for proxies
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[X] Definitive Request for proxies
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Section 240.14a-12

STOCK MARKET SOLUTIONS, INC.

(Name of Registrant as Specified In Its Charter)

| (Name of Person(s) Filing Request for ~~written consent~~proxy for written consent if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

 (1) Title of each class of securities to which transaction applies:

     ----

 (2) Aggregate number of securities to which transaction applies:

     ----

 (3) Per unit price or other underlying value of transaction computed
     pursuant to Exchange Act Rule 0-11 (set forth the amount on which the
     filing fee is calculated and state how it was determined):

1

STOCK MARKET SOLUTIONS, INC.
108 Royal Street
New Orleans, Louisiana 70130
504-598-4877

September 15, 2004

Dear Stockholder:

We are requesting that you give your ~~written consent~~written consent via proxy under Nevada law to the following one Proposal (the "Proposal"):

1.   To approve an amendment to the Company's Articles of Incorporation to increase the authorized common stock, par value $0.001 per share, of the Company from 50,000,000 shares to 100,000,000 shares.

We do not intend to and are not required to have a special meeting to consider the Proposal under the following provisions of Nevada law:

> Nevada Revised Statutes Section 78.320 (2) and (3). - Stockholders' meetings: Consent for actions taken without meeting.

> 2. Unless otherwise provided in the articles of incorporation or the bylaws, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.

> 3. In no instance where action is authorized by written consent need a meeting of stockholders be called or notice given.

There is nothing in our articles of incorporation or bylaws that prevents securing votes for the Proposal by ~~written consent~~proxy for written consent only.

Under the above provisions of Nevada law, the Proposal must be approved by shareholders owing a majority of our issued and outstanding common stock. We currently have 30,150,000 shares of common stock issued and outstanding. Therefore, we need to secure ~~written consent~~proxies for written consent of shareholders owning in excess of 15,075,000 shares of our common stock for the Proposal to be adopted.

All voting matters are described in further detail in the accompanying request for ~~written consent~~proxy for written consent.

After careful consideration, our board of directors has determined that the foregoing Proposal is in the best interest of our company and has unanimously recommended that our stockholders vote "FOR" the Proposal described in the accompanying request for ~~written consent~~proxy for written consent.

Please read the accompanying request for ~~written consent~~proxy for written consent carefully. You can ensure that your shares are represented and voted by promptly completing, signing, dating and returning the enclosed ~~written consent~~proxy for written consent. You may revoke your ~~written consent~~proxy for

3

written consent in the manner described in the request for this written consentproxy for written consent at any time before written consentproxies for written consent has have been received from shareholders owning in excess of 15,075,000 shares of our common stock.

Sincerely,

/s/ Richard Smitten

Richard Smitten,
President

This request for ~~written consent~~proxy for written consent is first being mailed to our stockholders on or about September 15, 2004.

STOCK MARKET SOLUTIONS, INC.

REQUEST FOR ~~WRITTEN CONSENT~~PROXY FOR WRITTEN CONSENT

To the Stockholders of Stock Market Solutions, Inc.:

We are requesting that you give your ~~written consent~~written consent via proxy under Nevada law to the following one Proposal (the "Proposal"):

1.   To approve an amendment to the Company's Articles of Incorporation to increase the authorized common stock, par value $0.001 per share, of the Company from 50,000,000 shares to 100,000,000 shares.

We do not intend to and are not required to have a special meeting to consider the Proposal under the following provisions of Nevada law:

> Nevada Revised Statutes Section 78.320 (2) and (3) – Stockholders' meetings: Consent for actions taken without meeting.
>
> 2. Unless otherwise provided in the articles of incorporation or the bylaws, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.
>
> 3. In no instance where action is authorized by written consent need a meeting of stockholders be called or notice given.

There is nothing in our articles of incorporation or bylaws that prevents securing votes for the Proposal by ~~written consent~~proxy for written consent only.

Under the above provisions of Nevada law, the Proposal must be approved by shareholders owing a majority of our issued and outstanding common stock. We currently have 30,150,000 shares of common stock issued and outstanding. Therefore, we need to secure ~~written consent~~proxies for written consent of shareholders owning in excess of 15,075,000 shares of our common stock for the Proposal to be adopted.

The accompanying request for ~~written consent~~proxy for written consent describes the foregoing items in more detail. You are encouraged to read the entire document carefully. Only stockholders of record at the close of business on September 1, 2004, the record date, are entitled to receive notice of and to vote on the Proposal.

Our board of directors has unanimously approved and authorized, and recommends your approval of the amendment of our articles of incorporation and believes that this transaction is advisable, fair to and in the best interests of our stockholders. The board recommends that you vote "FOR" the Proposal described above.

PLEASE SIGN AND RETURN THE ENCLOSED ~~WRITTEN CONSENT~~PROXY FOR WRITTEN CONSENT AS PROMPTLY AS POSSIBLE. You may revoke your ~~written consent~~proxy for written consent in the manner described in the request for ~~written consent~~proxy for written consent at any time before ~~written consent~~proxies for written consent ~~has~~ have been received from shareholders owning in excess of 15,075,000 shares of our common stock.

By Order of the Board of Directors,

/s/ Richard Smitten

Richard Smitten,
Secretary

New Orleans, LA
September 15, 2004

QUESTIONS AND ANSWERS

Q: WHAT ARE THE MATTERS TO BE CONSIDERED IN THIS REQUEST FOR ~~WRITTEN CONSENT~~PROXY FOR WRITTEN CONSENT?

A: We are asking you to vote by ~~written consent~~proxy for written consent on the following Proposal:

1.   To approve an amendment to the Company's Articles of Incorporation to increase the authorized common stock, par value $0.001 per share, of the Company from 50,000,000 shares to 100,000,000 shares.

Q: WHY ARE WE PROPOSING TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF OUR COMMON STOCK FROM 50,000,000 TO 100,000,000?

A: The Company is contractually obligated to issue shares of common stock upon the conversion of a recently issued convertible debenture and a recent standby equity distribution agreement. The number of issued and outstanding shares that must be issued upon conversion of the debenture plus the standby equity distribution agreement may exceed the currently authorized and unissued shares of common stock of the Company. In addition to the reasons set forth above, the Company's Board of Directors believes that it is desirable to have additional authorized shares of common stock available for other possible future financings, possible future acquisition transactions and other general corporate purposes. The Company's Board of Directors believes that having such additional authorized shares of common stock available for issuance in the future should give the Company greater flexibility and may allow such shares to be issued without the expense and delay of a special shareholders' meeting. Although such issuance of additional shares with respect to future financings and acquisitions would dilute existing shareholders, management believes that such transactions would increase the value of the Company to its shareholders.

At this time, we have no plans, proposals, or arrangements written or otherwise; and we are not currently considering any acquisition transactions, future financings or other general corporate purposes; that would require us to issue any of the newly authorized shares of common stock other than the shares to be issued under the standby equity distribution agreement and the unsecured convertible debenture.

Q: IS STOCKHOLDER APPROVAL REQUIRED TO AMEND OUR ARTICLES OF INCORPORATION?

A: Yes. Under Nevada Revised Statutes Section 78.320 (2) and (3), we are required to obtain the affirmative vote of the majority of our outstanding shares of common stock to amend our articles of incorporation.

Q: DO ANY OF OUR STOCKHOLDERS HAVE INTERESTS WHICH MAY CONFLICT WITH MINE?

A: No.

Q: DOES THE BOARD OF DIRECTORS RECOMMEND A VOTE IN FAVOR OF THE PROPOSAL?

A: Our board of directors has approved and authorized the amendment of our articles of incorporation, subject to stockholder approval. These matters were approved unanimously by the full board.

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CF1-00009901

The board of directors recommends the articles of amendment to amend our articles of incorporation. The board of directors believes that this transaction is advisable, fair to and in the best interests of Stock Market Solutions stockholders. The board of directors recommends that the Stock Market Solutions' stockholders vote "FOR" the Proposal described above.

Q: HAS ANYONE GIVEN ~~WRITTEN CONSENT~~ WRITTEN CONSENT OR A PROXY FOR WRITTEN CONSENT?

A: Richard Smitten, our President and owner of 9,000,000 shares of our common stock has given his consent. No other shareholder has given ~~written consent~~ written consent or proxy for written consent required under Nevada law.

Q: WHAT SHOULD I DO NOW?

A: After carefully reading and considering the information contained in this document, you should cast your vote by completing, signing and dating your ~~written consent~~ proxy for written consent and returning it to the Company by mail or fax.

Q: WILL THERE BE A SPECIAL MEETING TO CONSIDER THE PROPOSAL?

A: No. Under Nevada law, no meeting is required.

Q: WHEN SHOULD I SEND MY ~~WRITTEN CONSENT~~ PROXY FOR WRITTEN CONSENT? CAN I CHANGE MY VOTE?

A: You should send in your ~~written consent~~ proxy for written consent as soon as possible so that your shares will be voted. You may change or revoke your consent at any time before a majority of shares have consented to the Proposal by sending a written notice to our Secretary. See "Information About Solicitation and Voting -- Voting and Revocation of ~~Written Consent~~ Proxy for written consent."

Q: WHAT HAPPENS IF I DO NOT VOTE?

A: If you fail to submit a ~~written consent~~ proxy for written consent, your shares will not be counted and will have the same effect as a vote against the Proposal to amend the articles of incorporation.

Q: IF MY SHARES ARE HELD BY A BROKER, CUSTODIAN BANK OR OTHER NOMINEE, HOW CAN I VOTE?

A: If your shares are held by a broker, custodian bank or other nominee, you must contact them to vote on your behalf. They cannot vote your shares without receiving instructions from you. If you instruct them on how to vote your shares, you must follow directions received from them if you wish to change your vote.

Q: AM I ENTITLED TO DISSENTERS' OR APPRAISAL RIGHTS IN CONNECTION WITH THE PROPOSAL?

A: No. Under Nevada law, you are not entitled to dissenters' or appraisal rights in connection with the Proposal.

CF1-00009902

Q: WHAT IS THE PROCEDURE THAT WILL BE FOLLOWED WITH RESPECT TO MY GIVING PROXY FOR WRITTEN CONSENT?

A: As set forth in the attached proxy card, you will appoint Richard Smitten, as Proxy, with the power to appoint his substitute, and authorize him, or such substitute, to execute a proxy for written consent to amend the Company's articles of incorporation to increase the number of shares of authorized common stock from 50,000,000 to 100,000,000, as set forth herein, all of the shares of common stock of Stock Market Solutions, Inc. (the "Company") held of record by you as of the close of business on September 1, 2004, under Nevada Revised Statutes Section 78.320 (2) and (3). - Stockholders' meetings: Consent for actions taken without meeting.

Q: WHAT SHOULD I DO IF I HAVE ANY QUESTIONS?

A: If you have any questions or otherwise need assistance, please contact Richard Smitten, Secretary, by mail at STOCK MARKET SOLUTIONS, INC., 1000 Bourbon St. Suite 380, New Orleans, LA 70116 ; telephone: 504-598-4877.

STOCK MARKET SOLUTIONS, INC.

REQUEST FOR ~~WRITTEN CONSENT~~PROXY FOR WRITTEN CONSENT

INFORMATION ABOUT OUR COMPANY

We are a Nevada corporation formed in June 1994 under the name Cyber Synergy, Inc. to develop stock market related software applications.   In November 1999, we changed our name to Jesse Livermore.com, Inc. In December 2001 we changed our name to Stock Market Solutions, Inc. Our principal executive offices are located at 1000 Bourbon St. Suite 380, New Orleans, LA 70116, telephone: 504-598-4877.

Stock Market Solutions:

- was inactive until entering the development stage in January 1999;
- has no operating history; and
- has earned no revenues

We offer a teaching and a computer trading program designed to provide educational/instructional assistance and aid to those stock market traders who wish to learn how to trade in the stock market using a system previously developed by an early 20th century stock market trader, Jesse Livermore. We will use the Internet to execute this on-line computer based stock trading system which will show stock market traders how to use a trading program which they can learn, practice and then, if they so desire, use for their own account.

INFORMATION ABOUT SOLICITATION AND VOTING

Proxy for Written Consent Solicitation

This document is being delivered to you in connection with the solicitation by the board of directors of ~~written consent~~proxy for written consents for the Proposal. We will pay all expenses in connection with solicitation of the consents. Our officer and director, who will receive no additional compensation for his services, may solicit consents by telephone or personal call. We have asked brokers and nominees who hold stock in our stockholders' names to give this document to their customers. This document is first being mailed on or about September 15, 2004.

Record Date

Our stockholders of record at 5:00 p.m. New York time on September 1, 2004, the record date, are entitled give consent. Each holder of record of our common stock at the close of business on the record date is entitled to one vote for each share then held on each matter voted on by stockholders. At the close of business on the record date, there were 30,150,000 shares of our common stock issued and outstanding held by approximately 70 holders of record.

If you hold your shares of common stock through a broker, custodian bank or other nominee, generally the nominee may only vote your common stock in accordance with your instructions. However, if it has not timely received your instructions, the nominee may vote on matters for which it has discretionary

11

voting authority. Brokers generally will not have discretionary voting authority to vote on any of the transactions. If a nominee cannot vote on a matter because it does not have discretionary voting authority, this is a "broker non-vote" on that matter.

THE PROPOSAL AND VOTING REQUIREMENTS

The corporate action involves one Proposal (the "Proposal"):

1.   To approve an amendment to the Company's Articles of Incorporation to increase the authorized common stock, par value $0.001 per share, of the Company from 50,000,000 shares to 100,000,000 shares.

The Proposal requires stockholder approval by shareholders owning at least a majority of our issued and outstanding common stock, or more than 15,075,000 shares.

DISSENTERS' AND APPRAISAL RIGHTS

Under Nevada law you are not entitled to appraisal rights in connection with the Proposal.

VOTING AND REVOCATION OF PROXIES FOR WRITTEN CONSENTS

You will be asked to vote on the Proposal set forth above by giving ~~written consent~~proxy for written consent as provided under Nevada law. You may also abstain from voting with respect to the Proposal. For purposes of the vote required under Nevada law, a failure to vote and a broker non-vote will each have the same legal effect as a vote against adoption of the Proposal.

You may revoke your proxy for consent at any time before we receive the requisite majority of proxies for consents by one of the following means:

- sending our Secretary a notice revoking it; or

- submitting a duly executed proxy for written consent with a later date.

Your proxy for written consent is irrevocable after we receive the requisite majority of proxies for written consent.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of the date of this Request for ~~written consent~~proxy for written consent, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial

12

takeover may be beneficial to independent stockholders because, among other reasons, a potential suitor may offer such stockholders a premium for their shares of stock compared to the then-existing market price. Management might use the additional shares to resist or frustrate such a third party transaction providing an above market premium that is favored by a majority of the independent shareholders.

We have no present intention to use the increased authorized common stock for anti-takeover purposes, nor is the proposed amendment in response to any effort by any person or group to accumulate our stock or to obtain control of us by any means. The proposed amendment is not intended to have any anti-takeover effect and is not part of any series of anti-takeover measures contained in our articles of incorporation or bylaws as in effect on the date hereof. However, the issuance of additional shares of common stock would increase the number of shares necessary to acquire control of the board of directors or to meet the voting requirements imposed by Nevada law with respect to a merger or other business combination involving us. Issuance of additional shares unrelated to any takeover attempt could also have these effects. Management has no current intent to propose anti-takeover measures in future proxy solicitations or request for ~~written consent~~proxy for written consents. Further, the Company does not have any plans or proposal to adopt provisions or enter into agreements and there are no provisions in any existing agreements, including but not limited to our articles, bylaws, employment agreements or credit agreements, that may have material anti-takeover consequences.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file annual and quarterly reports on Form 10-KSB and 10-QSB, proxy and request for ~~written consent~~proxy for written consents and other forms and reports with the Securities and Exchange Commission. Reports and other information filed by us can be inspected and copied at the public reference facilities maintained at the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material can be obtained upon written request addressed to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Securities and Exchange Commission also maintains a web site on the Internet (http://www.sec.gov) where reports, proxy and request for ~~written consent~~proxy for written consents and other information regarding issuers that file electronically with the Securities and Exchange Commission through the Electronic Data Gathering, Analysis and Retrieval System may be obtained free of charge.

INTEREST OF CERTAIN PERSONS IN OR OPPOSITION TO MATTERS TO BE ACTED UPON

(a)   No officer or director of the Company has any substantial interest in the matters to be acted upon, other than his role as an officer or director of the Company.

(b)   No director of the Company has informed the Company that he intends to oppose the proposed actions to be taken by the Company set forth in this request for ~~written consent~~proxy for written consent.

PROPOSAL BY SECURITY HOLDERS

No security holder has requested the Company to included any Proposal in this request for ~~written consent~~proxy for written consent.

20

CF1-00009906

EXPENSE OF REQUEST FOR ~~WRITTEN CONSENT~~PROXY FOR WRITTEN CONSENT

The Company has paid no expenses in connection with or related directly or indirectly to this Request for ~~written consent~~proxy for written consent prior to its mailing. The expenses of mailing this Request for ~~written consent~~proxy for written consent will be borne by our Company, including expenses in connection with the preparation and mailing of this Request for ~~written consent~~proxy for written consent and all documents that now accompany or may after supplement it. It is contemplated that brokerage houses, custodians, nominees, and fiduciaries will be requested to forward the Request for ~~written consent~~proxy for written consent to the beneficial owners of our common stock held of record by such persons and that our Company will reimburse them for their reasonable expenses incurred in connection therewith.

DELIVERY OF DOCUMENTS TO SECURITY HOLDERS SHARING AN ADDRESS

Only one request for ~~written consent~~proxy for written consent is being delivered to multiple security holders sharing an address unless the Company has received contrary instructions from one or more of the security holders. The Company shall deliver promptly upon written or oral request a separate copy of the request for ~~written consent~~proxy for written consent to a security holder at a shared address to which a single copy of the documents was delivered. A security holder can notify the Company that the security holder wishes to receive a separate copy of the request for ~~written consent~~proxy for written consent by sending a written request to the Company below; or by calling the Company at the number below and requesting a copy of the Request for ~~written consent~~proxy for written consent. A security holder may utilize the same address and telephone number to request either separate copies or a single copy for a single address for all future request for ~~written consent~~proxy for written consents and annual reports.

COMPANY CONTACT INFORMATION

All inquires regarding our Company should be addressed to our Company's principal executive office:

STOCK MARKET SOLUTIONS, INC.
1000 Bourbon St. Suite 380, New Orleans, LA 70116
504-598-4877
Attention: Richard Smitten, President

SIGNATURE

Dated September 15, 2004

/s/ Richard Smitten

Richard Smitten, Chairman, President and CEO